Exhibit 99.1

Fiat Chrysler Automobiles announces that FCA US LLC reported today on its US retail sales for May 2016

FCA US LLC Reports May 2016 U.S. Sales Increased 1 Percent; Best May Sales Since 2005

•	Jeep® brand sales up 14 percent; best monthly sales ever

•	Jeep Renegade and Jeep Patriot each posts their best monthly sales ever

•	Ram ProMaster and Ram ProMaster City vans record their best May sales ever

Auburn Hills, Mich., June 1, 2016 - FCA US LLC today reported U.S. sales of 204,452 units, a 1 percent increase compared with sales in May 2015 (202,227 units), and the group’s best May sales in 11 years.

The Jeep® and Ram Truck brands each posted year-over-year sales gains in May compared with the same month a year ago. The Jeep brand’s 14 percent increase was the brand’s best monthly sales ever.

“Notwithstanding a challenging calendar, we managed to muscle our way to our strongest May sales in over 10 years,” said Reid Bigland, Senior Vice President - Sales, FCA - North America. “Initial sales of our all-new Chrysler Pacifica minivan are brisk and we expect further sales growth from this vehicle over the next few months as dealer inventory continues to build.”

Five FCA US vehicles set records in the month of May. The Jeep Renegade and Jeep Patriot each recorded their best monthly sales ever, while the Ram ProMaster and Ram ProMaster City vans posted their best May sales ever. In addition, the Jeep Compass turned in its best May sales ever. On the brand side, the Jeep brand continues to set records with its best monthly sales ever.

Jeep® Brand
Jeep brand sales were up 14 percent in May for its best monthly sales ever and its 32nd-consecutive month of year-over-year sales gains. The Jeep brand has set a sales record in every month dating back to November 2013. Both the Jeep Renegade - the newest entry to the Jeep product lineup - and the Jeep Patriot turned in their best monthly sales ever. Sales of the Jeep Grand Cherokee were up 4 percent for its best May sales since the year 2000. The Renegade last month made Kelley Blue Book’s 2016 list of the 10 Coolest Cars Under $18,000.

Ram Truck Brand
Ram Truck brand sales, which include the Ram pickup, Ram ProMaster and Ram ProMaster City, were up slightly in May for its best May sales since 2005. Both the Ram ProMaster and Ram ProMaster City vans each recorded their best May sales ever. The 2016 Ram 1500 took home the “Best Family Pickup Truck” award last month from the Family Car Challenge hosted by the Greater Atlanta Automotive Media Association (GAAMA).

Dodge Brand
Dodge Grand Caravan sales were up 76 percent last month for its best May sales since 2014, while Dodge Durango sales increased 2 percent for its best May sales performance since 2005. In addition, Dodge Charger sales were up 5 percent for its best May in two years. Dodge brand sales were down 5 percent in May compared with the same month a year ago. The Dodge brand earned three major awards last month during the Texas Auto Roundup hosted by the Texas Auto Writers Association (TAWA). Dodge collected the Full-size Sedan of Texas (2016 Charger R/T Scat Pack), Performance Sedan of Texas (2016 Charger SRT Hellcat) and Super Car of Texas (2016 Viper GTC) during the annual competition.

Chrysler Brand
In its second month on sale, the all-new 2017 Chrysler Pacifica minivan posted sales of 2,495 units, up significantly from the 487 units sold in its initial month on sale in April. The Pacifica last month was honored as the Family Car of Texas at TAWA’s Texas Auto Roundup. But the accolades didn’t stop there. The Pacifica also took home TAWA awards for Minivan of Texas, Best New Interior, and Best New Feature for its Uconnect Theater. Greater volumes of the new minivan will continue to arrive at dealerships just in time for the busy summer-selling season. Sales of the Chrysler 300 full-size sedan were up 38 percent for its best May sales since 2012. In addition, Chrysler Town & Country sales were up 49 percent for its best May in two years. Chrysler brand sales were down 19 percent in May compared with the same month a year ago.

FIAT Brand
FIAT brand sales, which include the Fiat 500, Fiat 500L and 500X, were down 19 percent in May, compared with the same month a year ago. Sales of the 500X were up in May compared with the same month a year ago, in its first month of year-over-year comparisons. The 500 last month made Kelley Blue Book’s 2016 list of the 10 Coolest Cars Under $18,000. Deliveries of the all-new 2017 Fiat 124 Spider are expected to begin arriving in FIAT studios this month. The 124 Spider revives the storied nameplate, bringing its classic Italian styling and performance to a new generation of vehicles and buyers. Paying homage to the original 124 Spider nearly 50 years after its introduction, the 2017 Fiat 124 Spider delivers the ultimate Italian roadster experience with driving excitement, technology and safety combined with iconic Italian design.

FCA US LLC Sales Summary May 2016

	Month Sales		Vol %	CYTD Sales		Vol %
Model	Curr Yr	Pr Yr	Change	Curr Yr	Pr Yr	Change
Compass	9,198	4,252	116%	39,193	22,782	72%
Patriot	12,864	10,782	19%	52,067	49,944	4%
Wrangler	19,551	22,324	-12%	80,295	83,291	-4%
Cherokee	19,208	19,669	-2%	86,409	86,954	-1%
Grand Cherokee	18,856	18,209	4%	83,927	77,616	8%
Renegade	10,868	4,416	146%	42,549	9,573	344%
JEEP BRAND	90,545	79,652	14%	384,440	330,160	16%
200	7,600	20,007	-62%	33,164	88,009	-62%
300	5,598	4,042	38%	27,085	20,750	31%
Town & Country	8,583	5,753	49%	49,394	30,680	61%
Pacifica	2,495	0	New	2,982	0	New
CHRYSLER BRAND	24,276	29,802	-19%	112,625	139,439	-19%
Dart	4,514	8,667	-48%	25,774	42,353	-39%
Avenger	0	111	-100%	0	898	-100%
Charger	8,142	7,777	5%	44,101	43,058	2%
Challenger	6,677	7,438	-10%	29,128	30,166	-3%
Viper	47	58	-19%	241	289	-17%
Journey	6,137	8,813	-30%	37,423	41,456	-10%
Caravan	11,135	6,320	76%	58,050	29,364	98%
Durango	6,185	6,084	2%	32,204	26,101	23%
DODGE BRAND	42,837	45,268	-5%	226,921	213,685	6%
Ram P/U	38,833	39,952	-3%	193,279	179,384	8%
Cargo Van	1	191	-99%	1	2,996	-100%
ProMaster Van	2,946	2,541	16%	14,175	9,854	44%
ProMaster City	1,833	914	101%	8,264	2,634	214%
RAM BRAND	43,613	43,598	0%	215,736	194,868	11%
Alfa 4C	44	40	10%	273	295	-7%
ALFA BRAND	44	40	10%	273	295	-7%
500	1,553	2,614	-41%	6,819	13,107	-48%
500L	334	1,245	-73%	2,064	5,546	-63%
500X	1,250	8	15525%	6,308	8	78750%
FIAT BRAND	3,137	3,867	-19%	15,191	18,661	-19%

TOTAL FCA US LLC	204,452	202,227	1%	955,186	897,108	6%

Total Car & MPV	56,722	64,072	-11%	279,075	304,515	-8%
Total UV's	104,117	94,557	10%	460,375	397,725	16%
Total Truck & LCV	43,613	43,598	0%	215,736	194,868	11%

Method of Determining Monthly Sales. FCA US reported vehicle sales represent sales of its vehicles to retail and fleet customers, as well as limited deliveries of vehicles to its officers, directors, employees and retirees. Sales from dealers to customers are reported to FCA US by dealers as sales are made on an ongoing basis through a new vehicle delivery reporting system that then compiles the reported data as of the end of each month. Sales through dealers do not necessarily correspond to reported revenues, which are based on the sale and delivery of vehicles to the dealers. In certain limited circumstances where sales are made directly by FCA US, such sales are reported through its management reporting system.

* * *
 This press release contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “intend”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to reach certain minimum vehicle sales volumes; developments in global financial markets and general economic and other conditions; changes in demand for automotive products, which is highly cyclical; the Group’s ability to enrich the product portfolio and offer innovative products; the high level of competition in the automotive industry; the Group’s ability to expand certain of the Group’s brands internationally; changes in the Group’s credit ratings; the Group’s ability to realize anticipated benefits from any acquisitions, joint venture arrangements and other strategic alliances; potential shortfalls in the Group’s defined benefit pension plans; the Group’s ability to provide or arrange for adequate access to financing for the Group’s dealers and retail customers; the Group’s ability to access funding to execute the Group’s business plan and improve the Group’s business, financial condition and results of operations; various types of claims, lawsuits and other contingent obligations against the Group; disruptions arising from political, social and economic instability; material operating expenditures and other effects from and in relation to compliance with environmental, health and safety regulation; developments in labor and industrial relations and developments in applicable labor laws; increases in costs, disruptions of supply or shortages of raw materials; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.  “The Group” as used herein refers to Fiat Chrysler Automobiles N.V. (the “Company“) together with its subsidiaries, or any one or more of them, as the context may require.

Any forward-looking statements contained in this press release speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For additional information:
Ralph Kisiel
Tel.: +1-248-512-2757
Cell.: +1-248-705-9688
ralph.kisiel@fcagroup.com
www.fcagroup.com